Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

November 26, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Keystone Private Income Fund, File No. 811-23482

Dear Mr. Be:

The following responds to the comments you provided via email on November 7, 2019 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Keystone Private Income Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement. To the extent you have not received multi-class relief, revise the filing to remove the classes that the Fund cannot offer yet.

Response: The Registrant confirms that an exemptive application was submitted on October 7, 2019, that if granted, will allow the Fund to operate a multi-class structure. The Registrant further confirms that the following disclosure is included as the penultimate sentence in the second paragraph of the “Fund Summary – The Fund and the Shares” section on page 2: “Class A, Class D, Class I and Class Z Shares will not be offered to investors until the Fund has received an exemptive order permitting the multi-class structure.”

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Prospectus

Investment Objective and Strategies

3.	Comment: In the third full paragraph on page 2, state that the below-investment grade debt securities in which the Fund expects to invest are generally referred to as “junk” and are predominantly “speculative.”

Response: The second sentence of the third full paragraph on page 2 will be replaced with the following:

Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

Fees and Expenses

4.	Comment: Rewrite the description of the Incentive Fee in plain English.

Response: The Registrant respectively believes that the current disclosure appropriately describes the incentive fee and is consistent with other registration statements.

Investment Strategies

5.	Comment: Rewrite the description of “Realized, Liquidated or Amortized over a Fixed Period of Time” in plain English.

Response: The aforementioned description will be replaced with the following:

Realization Over Fixed Period of Time. Investments that require income and principal repayment, the collection of proceeds or other realization activities are repaid on a fixed, determined schedule.

6.	Comment: On page 13, the disclosure uses the term “Duration” differently from the typical meaning of that term in the context of debt investments. To avoid confusion, consider using a different term, or otherwise clearly explain how this term is being used.

Response: The aforementioned disclosure will be replaced with the following:

Investment Horizon. The Fund intends to consider primarily private credit investments that can be monetized within a twenty-four (24) to forty-eight (48) month period of time. The actual hold period for any investment made by the Fund may be shorter or longer than this range, but the Fund will favor investments that can be realized within this range of time.

Private Credit Investment Types

7.	Comment: This section states that the Fund intends to invest in senior secured debt, second lien or subordinated debt, and unsecured debt. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so called “covenant-lite loans” are increasingly common. See, e.g., Moody's Investors Service, "Leveraged loans — EMEA: Traditional covenant protections eroding on all major fronts" (April 24, 2018) (https://www.moodys.com/research/Moodys-Lender-protections-eroding-fast-in-EMEA-leveraged-loan-arena--PR_382759). If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company may invest in them, and add appropriate risk disclosure.

Response: The Registrant will revise its disclosure to include “covenant-lite” loans within the “Investment Objective and Strategies” section and the related risks within the “Investment-Related Risks” section.

Private Credit Investments Versus Publicly Traded High Yield Bonds

8.	Comment: The disclosure indicates that the debt instruments in which the Fund will invest may have terms tied to LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The following risk disclosure will be added as the third paragraph on page 26 of the Fund’s Prospectus:

LIBOR RISK. According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the LIBOR setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In 2017, the United Kingdom's Financial Conduct Authority (“FCA”) warned that LIBOR may cease to be available or appropriate for use by 2021. The unavailability of LIBOR presents risks to the Fund, including the risk that any pricing or adjustments to the Fund's investments resulting from a substitute reference rate may adversely affect the Fund's performance and/or NAV. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Principal Risk Factors

9.	Comment: Several of the risk factors in this section are duplicative. Please revise to eliminate redundancy.

Response: The Registrant will revise the disclosure as requested.

Portfolio Managers

10.	Comment: Confirm that the persons listed in this section are limited to the Fund’s portfolio managers. To the extent the funds desires to provide information about other key personnel, please provide such disclosure under an appropriate caption.

Response: The Registrant will revise the disclosure to limit the persons listed to Messrs. Earl, Nielson, Chan, Allen and Jackson.

Incentive Fee

11.	Comment: Please consider adding a hypothetical example of the costs of investing in the Fund. See, e.g., Item 3 of Form N-2.

Response: The Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide shareholders with a useful representation of the operation of the Incentive Fee.

Fund Expenses

12.	Comment: Eliminate any redundancy in the bullet points in this section so that it is clear which expenses the Fund will pay for.

Response: The Registrant will revise the disclosure as requested.

13.	Comment: In the last sentence of the last paragraph on page 41, confirm that the Investment Adviser will not be able to terminate the Expense Limitation and Reimbursement Agreement for at least 12 months.

Response: The Registrant confirms that the Expense Limitation and Reimbursement Agreement is not terminable by the Investment Adviser for at least 12 months and will revise its disclosure accordingly.

Conflicts of Interest

14.	Comment: The disclosure states that “Each shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.” Explain supplementally how such disclosure is consistent with an adviser’s fiduciary duties, or delete.

Response: The last sentence of the aforementioned disclosure has been modified as follows:

By acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

15.	Comment: The disclosure states that the Investment Manager is “not obligated to refer any investment opportunity to the Fund.” Explain supplementally how this is consistent with the adviser’s fiduciary duties or delete.

Response: Keystone National Group, LLC, the Fund’s investment adviser, has established policies and procedures to ensure that investment opportunities are fairly and equitably allocated. However, not all investments will be suitable for the Fund due to reasons that include, differences between investment objectives and strategies, differences in risk parameters and tax considerations.

Calculation of Net Asset Value

16.	Comment: Rewrite this section in plain English.

Response: The Registrant will revise the disclosure as requested.

Part C: Other Information

17.	Comment: Please file the finalized exhibits once they are available.

Response: The Registrant confirms that finalized exhibits will be filed when they are available.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc: Bradley Allen, Esq.